UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 6, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 6TH, 2023

DATE, TIME AND PLACE: December 6th, 2023, at 11.40 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mrs. Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (4) To acknowledge on the Industrial Plan and to resolve on the Company’s budget for the year of 2024; (5) To resolve on the amendment to the trademark license agreement between the Company and Telecom Italia S.p.A.; (6) To resolve on the agreement for the supply of services between the Company and TI Sparkle Brasil Telecomunicações Ltda.; (7) To resolve on the amendment proposal of the Company’s Code of Ethics and Conduct; (8) To resolve on the amendment proposal of the Internal Audit’s Internal Ruling; (9) To resolve on the Statutory Audit Committee’s budget for the year of 2024; (10) To acknowledge on the Corporate Calendar for the year of 2024; and (11) To resolve on the Company’s Board of Directors’ Work Plan for 2024.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on December 6th, 2023, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 6th, 2023

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on December 6th, 2023, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE, with special emphasis on the Company's ISO 37001 certification process, which was presented by the Company's Risk & Compliance area, as responsible for the Anti-Bribery/Anti-Corruption Management System (“SGAA”), in its Anti-Bribery/Anti-Corruption Compliance function.

(3) Approved based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$655,000,000.00 (six hundred and fifty-five million reais) as Interest on Shareholders’ Equity ("IE"), at R$ 0.270594175 (zero, point, two, seven, zero, five, nine, four, one, seven, five cents) of gross value per share. The payment will be made until January 23rd, 2024, without the application of any monetary restatement index, considering the date of December 21st, 2023, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares, in order to comply with the Company's Long-Term Incentive Plan.

(4) Acknowledged on the general conditions of the Company’s Industrial Plan for the years of 2024-2026 and approved the budget guidelines of the Company, to be used for the year of 2024.

(5) Approved the execution of the amendment to the license agreement for the use of the TIM and other trademarks owned by Telecom Italia S.p.A. and/or its subsidiaries, parent companies or under common control, between, on the one hand, the Company and its direct or indirect subsidiaries, and, on the other hand, Telecom Italia S.p.A. itself and/or its subsidiaries, parent companies, or under common control, corresponding to the new term from January 1st, 2024 to December 31st, 2026, keeping the same conditions of the agreement in force, including the compensation in the amount of 0.5% (five tenths percent) calculated on the Company's net revenue, all based on the favorable opinion of the CAE, recorded at its meeting held on December 6th, 2023, and in the studies and opinions of the specialized offices that confirmed the regularity of the agreement in all spheres, according to the material presented.

(6) Approved the terms and conditions of the agreement for the supply of services between the Company and TI Sparkle Brasil Telecomunicações Ltda., based on the CAE’s favorable opinion, registered at its meeting held on December 6th, 2023, and according to the material presented.

(7) Approved the amendment of the Company's Code of Ethics and Conduct, in accordance with the proposal presented and based on the favorable evaluation of the CCR, registered at its meeting held on December 6th, 2023.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

December 6th, 2023

(8) Approved the amendment of the Company’s Internal Audit Internal Rules, in accordance with the proposal presented and based on the favorable evaluation of the CAE, registered at its meeting held on September 18th, 2023.

(9) As provided by CVM Resolution nº 23/2021 and the Internal Rules of the CAE, approved the budget allocation of the Statutory Audit Committee of the Company for the year of 2024, exclusively intended for the purpose of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

(10) Acknowledged on the proposal for the Company's Calendar of Corporate Events for the year of 2024.

(11) Approved the Company’s Board of Directors’ Work Plan for the year of 2024.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 6th, 2023.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 6, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer